UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2006
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pioneer Announces Business Results for 1Q Fiscal 2007

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: July 31, 2006
	By	/s/ Tamihiko Sudo
Tamihiko Sudo
President and Representative Director

This report on Form 6-K contains the following:
1.	The announcement released by the Company to the press in Japan dated July 31, 2006, concerning its consolidated first-quarter business results for the period ended June 30, 2006.

For Immediate Release
July 31, 2006
Pioneer Announces Business Results for 1Q Fiscal 2007
TOKYO — Pioneer Corporation today announced its consolidated first-quarter business results for the period ended June 30, 2006.
Consolidated Financial Highlights

	(In millions of yen except per share information)
	Three months ended June 30
			% to
	2006	2005	prior
			year
Operating revenue	¥191,676	¥159,196	120.4%
Operating income (loss)	7,077	(8,931)	—
Income (loss) from continuing operations before income taxes	8,004	(6,672)	—
Income (loss) from continuing operations	5,546	(5,369)	—
Net income (loss)	¥5,662	¥(5,343)	—%

Basic net income (loss) per share:
Income (loss) from continuing operations	¥31.80	¥(30.78)
Net income (loss)	¥32.46	¥(30.63)

Diluted net income (loss) per share:
Income (loss) from continuing operations	¥28.87	¥(30.78)
Net income (loss)	¥29.48	¥(30.63)
Note:	In fiscal 2006, the Company sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. As a result, the operating results of these subsidiaries are presented as income from discontinued operations in the consolidated statements of operations. Previously reported amounts have been reclassified accordingly.

Consolidated Business Results
For the first quarter of fiscal 2007, the three months ended June 30, 2006, consolidated operating revenue increased 20.4% from the first quarter of fiscal 2006 to ¥191,676 million (US$1,666.7 million), mainly due to higher sales of plasma displays, car navigation systems and car audio products.
     Operating income was ¥7,077 million (US$61.5 million), compared with an operating loss of ¥8,931 million in the corresponding period a year earlier. This reflected higher sales, as well as an improvement in the gross profit margin due to the benefits of business restructuring reforms started in the previous fiscal year and the weaker yen. Net income totaled ¥5,662 million (US$49.2 million), compared with a net loss of ¥5,343 million in the corresponding period in fiscal 2006.
     During the first quarter of fiscal 2007, the average value of the Japanese yen was weaker against the U.S. dollar and the euro by 5.9% and 5.7%, respectively, compared with the first quarter of fiscal 2006.
Home Electronics sales increased 32.0% year on year to ¥83,451 million (US$725.7 million). Plasma display sales rose by approximately 32%. This was mainly due to strong demand in Europe and North America for own-brand high-resolution models, which Pioneer is concentrating on, despite a drop in OEM (original equipment manufacturing) sales. Sales of plasma displays accounted for approximately 47% of total Home Electronics sales. In addition, sales of recordable DVD drives increased.
     In terms of geographic sales, sales in Japan declined 3.5% to ¥16,450 million (US$143.0 million), while overseas sales climbed 45.1% to ¥67,001 million (US$582.6 million).
     The operating loss in this segment was ¥397 million (US$3.5 million), showing a significant improvement compared with an operating loss of ¥12,358 million in the corresponding period of the previous fiscal year. In addition to growth in sales, the gross profit margin increased due to the benefits of business restructuring reforms and efforts to strictly control costs and improve manufacturing efficiency.
Car Electronics sales increased 11.1% year on year to ¥91,336 million (US$794.2 million), reflecting higher sales of car navigation systems and car audio products. In car navigation systems, consumer-market sales remained firm in Japan and OEM sales rose. In car audio products, consumer-market sales expanded primarily in Central and South America, as well as Europe, while OEM sales rose in North America and Japan. OEM sales in this segment accounted for approximately 33% of total Car Electronics sales.
     In terms of geographic sales, sales in Japan increased 14.6% to ¥34,318 million (US$298.4 million), while overseas sales rose 9.1% to ¥57,018 million (US$495.8 million).
     Operating income in this segment increased 41.7% year on year to ¥7,532 million (US$65.5 million) due to the sales increase.
In Patent Licensing, royalty revenue increased 12.3% year on year to ¥1,261 million (US$11.0 million).
     Operating income rose ¥416 million to ¥787 million (US$6.8 million).

In the Others segment, sales rose 23.5% to ¥15,628 million (US$135.9 million), mainly reflecting higher sales of factory automation systems in Japan.
     In terms of geographic sales, sales in Japan increased 52.9% to ¥10,031 million (US$87.2 million), while overseas sales declined 8.2% to ¥5,597 million (US$48.7 million).
     Operating income in this segment was ¥238 million (US$2.1 million) compared with an operating loss of ¥886 million in the corresponding period of the previous fiscal year. This reflected higher sales, as well as improved profitability in organic light-emitting diode displays due to the benefits of business restructuring reforms.
Note:	Operating income (loss) in each business segment represents operating income (loss) before elimination of intersegment transactions.
Cash Flows
During the first quarter of fiscal 2007, operating activities used net cash of ¥24,160 million (US$210.1 million). This was mainly due to an increase in trade receivables and inventories of ¥28,971 million (US$251.9 million), as well as a decrease in accrued liabilities of ¥16,787 million (US$146.0 million) mainly due to payments of retirement charges relating to the incentive-based early retirement plan implemented last fiscal year. These factors outweighed cash provided by the net income of ¥5,662 million (US$49.2 million) and depreciation and amortization of ¥9,152 million (US$79.6 million) for this period. Meanwhile, investing activities used net cash of ¥8,047 million (US$70.0 million). This reflected ¥8,320 million (US$72.3 million) for capital expenditures related to car electronics products and plasma displays. Financing activities provided net cash of ¥200 million (US$1.7 million), mainly by an increase in the short-term borrowings.
     Consequently, cash and cash equivalents at June 30, 2006 were ¥88,818 million (US$772.3 million), ¥32,862 million lower than at March 31, 2006.
Business Forecasts for Fiscal 2007
     We revised our consolidated business forecasts for fiscal 2007, ending March 31, 2007, from those announced on April 27, 2006, as follows:
(In millions of yen)

	Revised	Previous
	projections	projections
	for fiscal 2007	for fiscal 2007	Changes	Results
	(A)	(B)	(A – B)	for fiscal 2006
Operating revenue	¥845,000	¥830,000	¥15,000	¥754,964
Operating income (loss)	18,000	12,000	6,000	(16,409)
Income (loss) before income taxes	19,000	13,500	5,500	(71,165)
Net income (loss)	¥7,500	¥3,000	¥4,500	¥(84,986)

The above upward revisions to consolidated business forecasts reflect first-quarter sales and income that were ahead of plan due to smaller-than-anticipated price declines for plasma displays and recordable DVD drives. On the other hand, we foresee rising prices for raw materials as a negative factor.
     We are assuming that the yen-U.S. dollar and the yen-euro exchange rates average ¥115 and ¥140, respectively, for these projections.
Cautionary Statement with Respect to Forward-Looking Statements
Statements made in this release with respect to our current plans, estimates, strategies and beliefs, and other statements that are not historical facts are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. We caution that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not believe that it is our obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We disclaim any such obligation. Risks and uncertainties that might affect us include, but are not limited to, (i) general economic conditions in our markets, particularly levels of consumer spending; (ii) exchange rates, particularly between the yen and the U.S. dollar, euro, and other currencies in which we make significant sales or in which our assets and liabilities are denominated; (iii) our ability to continue to design and develop and win acceptance of our products and services, which are offered in highly competitive markets characterized by continual new product introductions, rapid developments in technology, severe price competition and subjective and changing consumer preferences; (iv) our ability to successfully implement our business strategies; (v) our ability to compete, as well as develop and implement successful sales and distribution strategies, in light of technological developments in and affecting our businesses; (vi) our continued ability to devote sufficient resources to research and development, and capital expenditure; (vii) our ability to continuously enhance our brand image; (viii) the success of our joint ventures and alliances; (ix) the success of our business restructuring plans; and (x) the outcome of contingencies.
     Pioneer Corporation is a leading manufacturer of consumer- and business-use electronics products such as audio, video and car electronics. Its shares are traded on the Tokyo Stock Exchange.
#       #       #       #       #       #
The U.S. dollar amounts in this release represent translation of Japanese yen, for convenience only, at the rate of ¥115=US$1.00, the approximate rate prevailing on June 30, 2006.
Attached are consolidated financial statements for the three months ended June 30, 2006.
For further information, please contact:
Investor Relations Department, Corporate Branding and Communications Division
Pioneer Corporation, Tokyo
Phone: +81-3-3495-6773 / Fax: +81-3-3495-4301
E-mail: pioneer_ir@post.pioneer.co.jp
IR Website: http://pioneer.jp/ir-e/

Pioneer Corporation and Subsidiaries
(1) OPERATING REVENUE BY SEGMENT
(In millions of yen)

	Three months ended June 30
	2006		2005		% to
	Amount	% to total	Amount	% to total	prior year
Domestic	¥16,450	8.6%	¥17,040	10.7%	96.5%
Overseas	67,001	34.9	46,165	29.0	145.1

Home Electronics	83,451	43.5	63,205	39.7	132.0

Domestic	34,318	17.9	29,941	18.8	114.6
Overseas	57,018	29.8	52,272	32.8	109.1

Car Electronics	91,336	47.7	82,213	51.6	111.1

Domestic	—	—	—	—	—
Overseas	1,261	0.7	1,123	0.7	112.3

Patent Licensing	1,261	0.7	1,123	0.7	112.3

Domestic	10,031	5.2	6,561	4.1	152.9
Overseas	5,597	2.9	6,094	3.9	91.8

Others	15,628	8.1	12,655	8.0	123.5

Domestic	60,799	31.7	53,542	33.6	113.6
Overseas	130,877	68.3	105,654	66.4	123.9

Total	¥191,676	100.0%	¥159,196	100.0%	120.4%

(2) CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions of yen)

	Three months ended June 30
			% to
	2006	2005	prior year
Operating revenue:
Net sales	¥190,415	¥158,073	120.5%
Royalty revenue	1,261	1,123	112.3

Total operating revenue	191,676	159,196	120.4

Operating costs and expenses:
Cost of sales	140,567	125,944	111.6
Selling, general and administrative expenses	44,032	42,183	104.4

Total operating costs and expenses	184,599	168,127	109.8

Operating income (loss)	7,077	(8,931)	—
Other income (expenses):
Interest income	949	627	151.4
Foreign exchange gain (loss)	601	(742)	—
Interest expense	(399)	(395)	101.0
Other — net	(224)	2,769	—

Total other income (expenses)	927	2,259	41.0

Income (loss) from continuing operations before income taxes	8,004	(6,672)	—
Income taxes	2,744	(1,588)	—
Minority interest in losses of subsidiaries	246	568	43.3
Equity in earnings (losses) of affiliated companies	40	(853)	—
Income (loss) from continuing operations	5,546	(5,369)	—
Income from discontinued operations, net of tax	116	26	446.2

Net income (loss)	¥5,662	¥(5,343)	—%

Pioneer Corporation and Subsidiaries
(3) CONSOLIDATED BALANCE SHEETS
(In millions of yen)

	June 30			March 31
			Increase/		Increase/
	2006	2005	(Decrease)	2006	(Decrease)
ASSETS
Current assets:
Cash and cash equivalents	¥88,818	¥114,770	¥(25,952)	¥121,680	¥(32,862)
Trade receivables, less allowance	121,240	109,699	11,541	107,563	13,677
Inventories	121,587	125,968	(4,381)	104,226	17,361
Assets held for sale	22,553	—	22,553	25,577	(3,024)
Others	70,534	73,627	(3,093)	69,626	908

Total current assets	424,732	424,064	668	428,672	(3,940)

Investments and long-term receivables	27,011	24,593	2,418	29,772	(2,761)
Property, plant and equipment, less depreciation	157,813	205,477	(47,664)	160,231	(2,418)
Intangible assets	19,440	22,804	(3,364)	20,576	(1,136)
Other assets	41,244	37,870	3,374	38,795	2,449

Total assets	¥670,240	¥714,808	¥(44,568)	¥678,046	¥(7,806)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term debt	¥35,297	¥58,437	¥(23,140)	¥30,370	¥4,927
Trade payables	111,404	98,285	13,119	102,082	9,322
Liabilities held for sale	15,249	—	15,249	17,863	(2,614)
Others	107,090	88,260	18,830	121,977	(14,887)

Total current liabilities	269,040	244,982	24,058	272,292	(3,252)

Long-term debt	88,888	80,357	8,531	92,970	(4,082)
Other long-term liabilities	24,044	42,458	(18,414)	25,425	(1,381)
Minority interests	13,730	17,691	(3,961)	14,109	(379)
Shareholders’ equity:
Common stock	49,049	49,049	—	49,049	—
Capital surplus	82,947	82,797	150	82,910	37
Retained earnings	179,488	255,213	(75,725)	173,826	5,662
Accumulated other comprehensive loss	(24,500)	(45,306)	20,806	(20,092)	(4,408)
Treasury stock	(12,446)	(12,433)	(13)	(12,443)	(3)

Total shareholders’ equity	274,538	329,320	(54,782)	273,250	1,288

Total liabilities and shareholders’ equity	¥670,240	¥714,808	¥(44,568)	¥678,046	¥(7,806)

Breakdown of accumulated other comprehensive loss:
Minimum pension liability adjustments	¥(3,902)	¥(11,255)	¥7,353	¥(3,680)	¥(222)
Net unrealized holding gain on securities	8,803	6,499	2,304	10,352	(1,549)
Cumulative foreign currency translation adjustments	(29,401)	(40,550)	11,149	(26,764)	(2,637)

Total accumulated other comprehensive loss	¥(24,500)	¥(45,306)	¥20,806	¥(20,092)	¥(4,408)

Pioneer Corporation and Subsidiaries
(4) CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of yen)

	Three months ended June 30
	2006	2005
I. Operating activities:
Net income (loss)	¥5,662	¥(5,343)
Depreciation and amortization	9,152	12,547
Decrease (Increase) in trade receivables	(11,730)	22,878
Increase in inventories	(17,241)	(16,031)
Increase in trade payables	7,665	2,409
Decrease in accrued liabilities	(16,787)	(8,085)
Other	(881)	(9,435)

Net cash used in operating activities	(24,160)	(1,060)

II. Investing activities:
Payment for purchase of fixed assets	(8,320)	(8,927)
Other	273	4,003

Net cash used in investing activities	(8,047)	(4,924)

III. Financing activities:
Increase in short-term borrowings and long-term debt	1,456	6,049
Dividends paid	(436)	(2,180)
Other	(820)	(1,039)

Net cash provided by financing activities	200	2,830

Effect of exchange rate changes on cash and cash equivalents	(855)	1,243

Net decrease in cash and cash equivalents	(32,862)	(1,911)
Cash and cash equivalents, beginning of period	121,680	116,681

Cash and cash equivalents, end of period	¥88,818	¥114,770

Free cash flow (I + II)	¥(32,207)	¥(5,984)

Pioneer Corporation and Subsidiaries
(5) SEGMENT INFORMATION
The following segment information is prepared pursuant to the regulations under the Securities and Exchange Law of Japan.
<Business Segments>
(In millions of yen)

	Three months ended June 30
	2006		2005		% to prior year
	Operating	Operating	Operating	Operating	Operating	Operating
	Revenue	Income	Revenue	Income	Revenue	Income
Home Electronics	¥83,660	¥(397)	¥63,508	¥(12,358)	131.7%	—%
Car Electronics	91,789	7,532	82,608	5,314	111.1	141.7
Patent Licensing	1,261	787	1,123	371	112.3	212.1
Others	24,235	238	21,914	(886)	110.6	—

Total	200,945	8,160	169,153	(7,559)	118.8	—
Corporate and Eliminations	(9,269)	(1,083)	(9,957)	(1,372)	—	—

Consolidated	¥191,676	¥7,077	¥159,196	¥(8,931)	120.4%	—%

Notes:
1. The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.
2. The consolidated financial statements include the accounts of the parent company and 123 subsidiaries and the investments in 3 affiliated companies accounted for on an equity basis.
3. In fiscal 2006, the Company sold a subsidiary engaged in the development of cable TV software, and reached a preliminary agreement on the sale of subsidiaries involved in the electronic components business. The assets and liabilities of subsidiaries expected to be sold have been classified as held for sale at March 31, 2006 and June 30, 2006. Assets held for sale are recorded at the lower of their carrying amount or fair value less costs to sell. The operating results of these subsidiaries are presented as income from discontinued operations in the consolidated statements of operations. This presentation is made in accordance with the Statement of Financial Accounting Standards No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Reclassifications have been made to previously reported operating revenue by segment, consolidated statements of operations and segment information to conform to this presentation.
Summarized selected financial information of the discontinued operations for the three months ended June 30, 2005 and 2006 is as follows:
(In millions of yen)

	Three months ended June 30
	2006	2005
Operating revenue	¥7,644	¥4,987

Operating income	274	62

Income before income taxes	182	62
Income taxes	66	36

Income from discontinued operations	¥116	¥26